FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person

         Michael J. Scharf
         c/o Niagara Corporation
         667 Madison Avenue
         New York, New York 10021
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2.  Issuer Name and Ticker or Trading Symbol

         Niagara Corporation; NIAG
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
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4.  Statement for Month/Year

         11/01
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( X ) Director
    ( X ) 10% Owner
    ( X ) Officer (give title below)
    (   ) Other (specify title below)

         Chairman of the Board, President and Chief Executive Officer
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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    ( X ) Form filed by One Reporting Person
    (   ) Form filed by More than One Reporting Person
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED

1.  Title of Security (Instr. 3)

         Common Stock
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2.  Transaction Date (Month/Day/Year)

         (i)   11/15/01
         (ii)  11/15/01
         (iii) 11/16/01
         (iv)  11/20/01
         (v)   11/21/01
         (vi)  11/27/01
         (vii) 11/29/01
        (viii) 11/29/01
        (ix)   11/30/01
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3.  Transaction Code (Instr. 8)

         P
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

         (i)   291,000 shares; (A); approximately $2.19
         (ii)    2,800 shares; (A); approximately $1.34
         (iii) 565,000 shares; (A); $2.50*
         (iv)    1,500 shares; (A); $1.54
         (v)    10,000 shares; (A); approximately $1.58
         (vi)    3,000 shares; (A); approximately $1.72
         (vii)   1,000 shares; (A); approximately $1.76
         (viii)  5,000 shares; (A); approximately $1.93
         (ix)    1,400 shares; (A); approximately $1.69

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

         (a)  2,049,900 shares
         (b)    205,000 shares
         (c)    194,500 shares

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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

         (a)      Direct
         (b)      Indirect
         (c)      Indirect
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

         (b) Owned by the Michael J. Scharf 1987 Grantor Income Trust, of which Mr. Scharf is Trustee.

         (c) Owned by the Scharf Family 1989 Trust, of which Mr. Scharf is Trustee.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
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2.  Conversion or Exercise Price of Derivative Security
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3.  Transaction Date (Month/Day/Year)
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4.  Transaction Code (Instr. 8)
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)
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6.  Date Exercisable and Expiration Date (Month/Day/Year)
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
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8.  Price of Derivative Securities (Instr. 5)
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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)
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EXPLANATION OF RESPONSES:

* The reporting person has agreed with the sellers in this transaction that if at any time prior to November 16, 2002, he purchases any shares of the Issuer's stock (other than through the exercise of options), at a price in excess of $2.50 per share, he will pay such sellers as additional consideration the amount of such excess.


     /s/ Michael J. Scharf                            December 6, 2001
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**  SIGNATURE OF REPORTING PERSON                          DATE

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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